UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 333-105024

CASCADES INC.

(Translation of registrant’s name into English)

404 Marie-Victorin Blvd.

Kingsey Falls, Québec

Canada J0A 1B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission (the “Commission”) by Cascades Inc. (the “Company”) for the purpose of disclosing the Company’s intent to cease the voluntary filing of reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934 with the Commission.

In accordance with the indentures governing the Company’s three outstanding series of senior notes, the Company will provide reports to the trustees under the indentures and upon request to the holders of such notes. The Company is a reporting issuer in Canada and, as such, is subject to continuous disclosure and other obligations applicable to Canadian reporting issuers under applicable Canadian securities laws. The filings that the Company makes with the Canadian securities regulatory authorities (“CSA”) may be retrieved, accessed and printed, free of charge, through the System for Electronic Document Analysis and Retrieval (SEDAR), the internet website maintained on behalf of the CSA.

The Company will file a related Certification of Foreign Private Issuer on Form 15F with the Commission on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Robert F. Hall
Name:	Robert F. Hall
Title:	Chief Legal Officer and Corporate Secretary

Date: August 7, 2019